EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	2012	2011	2010
Earnings
Pre-tax earnings	$12,030	$7,448	$28,426
Plus: Interest expense recognized	2,069	1,980	3,154

Total earnings	$14,099	$9,428	$31,580

Fixed charges
Interest expenses for the period	$2,069	$1,980	$3,154

Total fixed charges	$2,069	$1,980	$3,154

Coverage Ratio	$6.81	$4.76	$10.01